Paramount Gold Nevada Corp.

665 Anderson Street

Winnemucca, NV 89445

March 20, 2015

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Response to SEC Staff Comment Letter dated March 3, 2015 Paramount Gold Nevada Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed February 23, 2015 File No. 333-201431

Dear Mr. Reynolds:

On behalf of Paramount Gold Nevada Corp. (the “Company”), we provide the Company’s responses to your letter dated March 4, 2015 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filing (as amended from time to time, the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

References to the “Prospectus” are to the prospectus included in the Registration Statement.

Summary Unaudited Pro Forma Condensed Financial Information, page 9

1.	Please disclose on both a historical and pro forma basis the par value and number of common shares authorized, issued and outstanding. Please also reconcile in a note to the pro forma information between the number of shares outstanding on a historical and pro forma basis.

Response: In response to the Staff’s comment, the Company has revised page 10 of the Prospectus to include the requested information that is currently known. The Company will include the number of shares outstanding on a pro forma basis in a subsequent amendment once the distribution ratio has been determined.

2.	We read your response to comment 29. Please tell us how you determined pro forma earnings per share information need not be presented.

Response: The Company has revised page 10 of the Prospectus to present historical earnings per share information. Once the distribution ratio has been determined, the Company will include the pro forma equivalent earnings per share information in a subsequent amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.	We note the disclosure added in response to comment 7 that any debt owed to Paramount will be converted to equity. Please clarify what will happen to the equity as a result of the spin-off.

Response: The debt owed to Paramount will be converted to equity prior to the spin-off. In connection with the spin-off, Paramount will distribute to Paramount’s stockholders all of the shares of SpinCo common stock then held by Paramount, including the equity resulting from the conversion of the debt owed to Paramount.

Business, page 34

4.	We partially reissue comment 11. Please provide the disclosure required by Item 101(h)(4) of Regulation S-K. For instance, please provide the disclosures required by Item 101(h)(4)(iv), (ix), (xi), and (xii). Item 101(h)(4)(xii) requires disclosure of the number of full time employees in addition to the total number of employees. In addition, as previously requested, please provide a more detailed discussion of your planned exploration of the Sleeper Gold Project.

Response: The disclosure on page 34 of the Prospectus has been revised to include a discussion of the competitive business conditions of the Company, and the disclosure on page 35 of the Prospectus has been revised to clarify the number of full time employees and consultants. Additionally, the Company has expanded the discussion of its planned exploration of the Sleeper Gold Project on page 30 of the Prospectus in response to the Staff’s comment. The Company respectfully submits that the discussion of environmental compliance and governmental regulations with respect to its material property, the Sleeper Gold Project, on pages 34 and 35 of the Prospectus addresses Items 101(h)(4)(ix) and (xi) of Regulation S-K.

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5.	Clarify the annual payments made to federal and state agencies to maintain your mineral claims.

Response: The disclosure on page 35 of the Prospectus has been revised in response to the Staff’s comment.

Management, page 40

6.	For each officer and director, please provide the business experience for the past five years, as required by Item 401(e) of Regulation S-K. For each employment, please disclose the position held and beginning and ending dates of employment.

Response: The disclosures on pages 41 and 42 have been revised in response to the Staff’s comment. Please note that Mr. Gonzalez-Urien during the past five years has served as a director of Paramount Gold and Silver Corp. and as a director and consulting geologist for Seabridge Gold.

Executive Compensation, page 44

7.	We reissue comment 20. We note that you anticipate entering into new employment agreements before the separation and distribution. Please disclose the material terms of those agreements once known. In addition, the agreements, or forms of the agreements, should be filed as exhibits.

Response: The Company has not entered into any employment agreements with any individuals. The Company will disclose the material terms of any employment agreements entered into once known.

8.	We note the revision to the base salary of Mr. Buffone. Please revise the total compensation as well.

Response: The disclosure on page 45 of the Prospectus has been revised in response to the Staff’s comment.

9.	Please revise the disclosure in the Executive Change in Control Payments on page 38 to disclose the amount that will be paid to each officer individually.

Response: The Company respectfully submits that the requested disclosure is provided for on page 50 of the Prospectus under the discussion of “Golden Parachute Compensation,” where the amounts to be paid to each officer are presented with a corresponding footnote showing the amount attributed to the change in control and to the discretionary bonus payment.

Certain Relationships and Related Party Transactions, page 54

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10.	Please provide the disclosure required by Item 404(a)(5) of Regulation S-K. In addition, please update the balance of the related party debt as of the most recent financial statements.

Response: In response to the Staff’s comment, the Company has revised page 56 of the Prospectus.

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, pages F-4 and F-19

11.	We read your response to comment 26. You present a net loss before other items subtotal, which appears to exclude certain non-operating amounts. Please tell us how you determined the amounts included in the interest income, interest and service charges and other income line items represented operating, rather than non-operating amounts. If any of these amounts were non-operating amounts, please also revise your statements of operations to exclude those non-operating amounts from the net loss before other items subtotal and instead present them under the other items caption.

Response: The Company has included in the notes to the financial statements additional disclosure for the other income line reported for each period presented.  The Company respectfully advises that the amounts included in the interest and service charge line relate to the imputed interest charged for the each period presented on advances from Paramount Gold and Silver Corp.  The Company believes that the imputed interest charged is an operating  amount as the advances are used directly to fund the operations of the Company.

If you have any questions with respect to the above, please contact the undersigned at (613) 288-4280.

Very truly yours,

PARAMOUNT GOLD NEVADA CORP.

/s/ Carlo Buffone
Carlo Buffone Chief Financial Officer

cc: James T. Seery, LeClairRyan, A Professional Corporation

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